CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-495) 660-8500
Fax (7-495) 660-8505
www.clearygottlieb.com

March 29, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials related to the annual general shareholders meeting of the Company, as well as of other information the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 495) 660 8500.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

Enclosure

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество энергетики и электрификации «Мосэнерго».***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Мосэнерго»***
1.3. Место нахождения эмитента	***115035, г. Москва, Раушская набережная, дом 8.***
1.4. ОГРН эмитента	***1027700302420***
1.5. ИНН эмитента	***7705035012***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00085-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.mosenergo.ru***

2. Содержание сообщения

Информация о принятом советом директоров акционерного общества решении о рекомендациях по размеру дивиденда по акциям Общества и порядку его выплаты по итогам 2006 года.

Дата проведения заседания совета директоров акционерного общества, на котором принято соответствующее решение: ***26 марта 2007 года***

Дата составления и номер протокола заседания совета директоров акционерного общества, на котором принято соответствующее решение: ***26 марта 2007 года, протокол № 26***

Содержание решения, принятого советом директоров акционерного общества:

Утвердить и рекомендовать годовому общему собранию акционеров Общества утвердить следующее распределение прибыли (убытков) Общества за 2006 финансовый год:

	тыс. руб.
Нераспределенная прибыль (убыток) отчетного периода:	*1 523 725*
Распределить:	
В резервный фонд	*76 186*
На накопление	*847 539*
в т.ч. на инвестиции 2006 г.	*159 027*
в т.ч. на инвестиции 2007 г.	*688 512*
На дивиденды	*600 000*
На погашение убытков прошлых лет	-

Рекомендовать годовому общему собранию акционеров принять следующее решение:

выплатить дивиденды по обыкновенным акциям Общества по результатам 2006 года в размере 0,02 руб. на одну обыкновенную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

3. Подпись

3.1. **Директор по корпоративному управлению**

действующий на основании доверенности №12-07/013-5 от 02.10.2006

(подпись)

А.Н. Жариков

3.2. Дата “ 26 ” марта 20 07 г. М.П.

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество энергетики и электрификации «Мосэнерго».***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Мосэнерго»***
1.3. Место нахождения эмитента	***115035, г. Москва, Раушская набережная, дом 8.***
1.4. ОГРН эмитента	***1027700302420***
1.5. ИНН эмитента	***7705035012***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00085-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.mosenergo.ru***

2. Содержание сообщения

Информация о принятом советом директоров акционерного общества решении о созыве годового общего собрания акционеров, включая утверждение повестки дня общего собрания акционеров.

Дата проведения заседания совета директоров акционерного общества, на котором принято соответствующее решение: ***26 марта 2007 года***

Дата составления и номер протокола заседания совета директоров акционерного общества, на котором принято соответствующее решение: ***26 марта 2007 года, протокол № 26***

Содержание решения, принятого советом директоров акционерного общества:

Созвать годовое общее собрание акционеров Общества в форме собрания (совместного присутствия).

Утвердить следующую повестку дня годового общего собрания акционеров Общества:

1. *Об утверждении годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках Общества.*
2. *О распределении прибыли (в том числе дивидендов) и убытков Общества по результатам 2006 финансового года.*
3. *Об избрании членов Совета директоров Общества.*
4. *Об избрании членов Ревизионной комиссии Общества.*
5. *Об утверждении аудитора Общества.*
6. *О внесении изменений и дополнений в Устав Общества.*
7. *О выплате членам Совета директоров Общества вознаграждений и компенсаций.*
8. *О выплате членам Ревизионной комиссии Общества вознаграждений и компенсаций.*

3. Подпись

3.1. **Директор по корпоративному управлению** ____________ **А.Н. Жариков**
действующий на основании доверенности №12-07/013-5 от 02.10.2006 (подпись)

3.2. Дата “ 26 ” марта 20 07 г. М.П.

Сообщение о существенном факте
“Сведения о датах закрытия реестра эмитента”

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество энергетики и электрификации «Мосэнерго».***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Мосэнерго»***
1.3. Место нахождения эмитента	***115035, г. Москва, Раушская набережная, дом 8.***
1.4. ОГРН эмитента	***1027700302420***
1.5. ИНН эмитента	***7705035012***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00085-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.mosenergo.ru***

2. Содержание сообщения
2.1. Категория (тип) акций эмитента, в отношении которых составляется список их владельцев на определенную дату: ***акции обыкновенные именные бездокументарные (государственный регистрационный номер и дата государственной регистрации: 1-01-00085-А от 17.06.2003 г.)*** 2.2. Цель, для которой составляется список владельцев акций эмитента: ***участие в годовом общем собрании акционеров ОАО «Мосэнерго»*** 2.3. Дата, на которую составляется список владельцев акций эмитента: ***30 марта 2007 года*** 2.4. Дата составления и номер протокола заседания уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента: ***протокол заседания Совета директоров ОАО «Мосэнерго» от 26.03.2007 № 26***

3. Подпись		
3.1. **Директор по корпоративному управлению** действующий на основании доверенности №12-07/013-5 от 02.10.2006	____________ (подпись)	**А.Н. Жариков**
3.2. Дата “ 26 ” марта 20 07 г.	М.П.	

Disclosure of information which can materially affect the value of securities of the joint stock company

1. General Information	
1.1. Full corporate name of the Issuer	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated corporate name of the Issuer	***OAO Mosenergo***
1.3. Location of the Issuer	***8 Raushskaya Naberezhnaya, Moscow, 115035***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for disclosure of information	***www.mosenergo.ru***

2. Subject matter of the disclosure

Information related to the decision adopted by the joint stock company's Board of directors to convene the annual general shareholders' meeting, including the approval of the agenda of the general shareholders' meeting.

The date of the meeting of the joint stock company's Board of directors which adopted the relevant decision: ***26 March 2007***

The date and number of the minutes of the meeting of the joint stock company's Board of directors which adopted the relevant decision: ***26 March 2007, minutes No. 26***

The essence of the decision adopted by the joint stock company's Board of directors:

To convene the annual general shareholders' meeting in the form of a meeting (simultaneous attendance).

To approve the following agenda of the annual general shareholders' meeting of the Company:

1. *Adoption of the annual report, annual financial statements, including profit and loss statement of the Company.*
2. *Distribution of profit (including dividends) and losses in the financial year of 2006.*
3. *Election to the Company's Board of directors.*
4. *Election to the Company's Internal Audit Committee.*
5. *Approval of the Company's Auditor.*
6. *Amendments to the Company's Charter.*
7. *Payment of remunerations and compensations to the members of the Company's Board of directors.*
8. *Payment of remunerations and compensations to the members of the Company's Internal Audit Committee.*

3. Signature		
3.1. **Corporate management Director** acting on the basis of the power of attorney No.12-07/013-5 of 2 October 2006	____________ (signature)	**A.N. Zharikov**
3.2. Date " 26 " March 20 07	[stamp]	

[Moscow #82497 v2]

Disclosure of Material Fact
“Closing Dates of the Issuer’s Register”

1. General Information	
1.1. Full corporate name of the Issuer	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated corporate name of the Issuer	***OAO Mosenergo***
1.3. Location of the Issuer	***8 Raushskaya Naberezhnaya, Moscow, 115035***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer’s unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for disclosure of information	***www.mosenergo.ru***

2. Subject Matter of the Disclosure
2.1. Class (type) of Issuer’s shares in respect of which a list of their holders shall be made as of the fixed date: ***ordinary registered book-entry shares (number and date of state registration: 1-01-00085-A of 17 June 2003)*** 2.2. Purpose for making a list of Issuer’s shares holders: ***participation in the annual general shareholders’ meeting of OAO Mosenergo*** 2.3. Date as of which the list of Issuer’s shares holders is to be made: ***30 March 2007*** 2.4. Date and number of the minutes of the Issuer’s authorized management body meeting at which the decision on the date of making a list of Issuer’s registered shares holders was taken: ***minutes of OAO Mosenergo Board of directors meeting No. 26 dated 26 March 2007***

3. Signature		
3.1. **Corporate management Director** acting on the basis of the power of attorney No.12-07/013-5 of 2 October 2006	______ (signature)	**A.N. Zharikov**
3.2. Date 26 March 2007	stamp	

[Moscow #82514 v2]

Disclosure of information which can materially affect the value of securities of the joint stock company

1. General Information	
1.1. Full corporate name of the Issuer	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated corporate name of the Issuer	***OAO Mosenergo***
1.3. Location of the Issuer	***8 Raushskaya Naberezhnaya, Moscow, 115035***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for disclosure of information	***www.mosenergo.ru***

2. Subject Matter of the Disclosure

Information on the decision made by the joint stock company's Board of directors in respect of the recommendations on the size of dividends on the Company's shares and procedure for their payment based on the results of 2006.

The date of the company's Board of directors meeting at which the relevant decision was taken: ***26 March 2007***

The date and number of the minutes of the joint stock company's Board of directors meeting at which the relevant decision was taken: ***26 March 2007, minutes No. 26***

The essence of the decision made by the joint stock company's Board of directors:

To approve and recommend the annual general shareholders' meeting to approve the following profit distribution (loss allocation) for the financial year of 2006:

	Ths. RUR
Retained profit (loss) in the accounting period:	*1 523 725*
To distribute:	
To Reserve fund	*76 186*
For accumulation	*847 539*
including investments in 2006	*159 027*
including investments in 2007	*688 512*
Dividends	*600 000*
Compensation of losses for previous years	-

To recommend the annual general shareholders' meeting to adopt the following decision: to pay dividends on the Company's ordinary shares based on the results of 2006 in the amount of 0.02 rubles per one ordinary share of the Company in cash within 60 days from the date of the decision on payment.

3. Signature

3.1. **Corporate management Director**

______________ **A.N. Zharikov**

acting on the basis of the power of attorney No.12-07/013-5 of 2 October 2006	(signature)
3.2. Date 26 March 2007	stamp

END